FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal I... the administration and enforcement of certai... information will be made public pursuant to ... company except to any of the securities reg... authority in any jurisdiction(s) in which the ... required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of ... Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required ... indicated above. Other required information will remain confidential and will not be disclosed to any person or ...es if you have any questions about the collection and use of this information, you may contact the securities regulatory ... telephone number(s) set out on the back of this report.

03029834

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

82-2244

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 18 MM 08 YY 03

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRE... ...NE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MITCHELL
GIVEN NAMES: JACK
NO. STREET APT: AVENIDA SAMUEL LEWIS, EDIFICO LA RONDA, 7A
CITY: PANAMA
PROV: PANAMA
POSTAL CODE:
BUSINESS TELEPHONE NUMBER: 507-618-0507 EXT
BUSINESS FAX NUMBER:
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUIBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	15,482								☐	15,482	2	CORINNE MITCHELL
COMMON	15,481								☐	15,481	2	AMY MITCHELL
COMMON	15,481								☐	15,481	2	WILLIAM MITCHELL
COMMON	716,115								☐	716,115	1	
STOCK OPTIONS	777,545								☐	777,545	1	
COMMON	61,000	22	08	03	11	916,000		0.30	☒	977,000	2	INVERSIONES SAN GABRIEL

PROCESSED SEP 11 2003 THOMSON FINANCIAL

SUPPL

RECEIVED SEP 02 2003 PROCESSING SECTION

dlw 9/8

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JACK MITCHELL
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 25 MM 08 YY 03

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANTAISE DISPONIBLE SUR DEMANDE